FORTUNE INDUSTRIES, INC.

6402 CORPORATE DRIVE

INDIANAPOLIS, INDIANA 46278

Telephone: (615) 665-9060

Facsimile: (615) 312-1001

March 28, 2013

VIA EDGAR AND EMAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fortune Industries, Inc.

Amendment No. 2 to Schedule 13E-3/A

File No. 005-50301

Filed March 8, 2013

Revised Preliminary Proxy Statement on Schedule 14A

File No. 001-32543

Filed March 8, 2013

Dear Mr. Spirgel:

Fortune Industries, Inc. (the “Registrant”) acknowledges receipt of the Commission’s letter dated March 15, 2013, with respect to the filings referenced above and have set forth our responses below (immediately after the Staff’s comments, which are reprinted in bold italics below for the convenience of the Staff’s review). In addition, we have filed today our revised Preliminary Proxy Statement on Schedule 14A and our Amendment No. 3 to Schedule 13E-3.

General

Comment 1.	Please direct us to where your form of proxy appears, or file a form of proxy with your next amendment.

Response:	In response to the Staff’s comment, please see the form of proxy marked “Preliminary Copy – Subject to Completion” as filed contemporaneously herewith as Annex I to the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 2.	We note you identify the Trust as a filing person. However, that entity is not part of the definition of the Acquiror Filing Persons. Please advise and revise accordingly. While we note the arguments that you make in response to comment 7, the trust is the largest affiliate interest engaged in the Rule 13e-3 transaction, and must make the disclosures required by Item 1014 of Regulation M-A.

Securities and Exchange Commission March 28, 2013 Page 2

Response:	The Trustee of the Carter M. Fortune Living Trust (the “Trust”) is Carolynn V. Hill, who is also the General Counsel of the Registrant (the “Trustee”). The beneficiaries of the Trust are the late Carter Fortune’s widow, children and grandchildren, none of whom are beneficial owners of any of the securities owned by the Trust, due to the fact that none of the beneficiaries directly or indirectly have voting or investment power over the securities, nor do they have the right to acquire beneficial ownership over the securities in the next sixty (60) days. The Trustee is the beneficial owner of the securities owned by the Trust; however, the Trustee does not have voting control over the subject transaction, as the late Carter Fortune and CEP entered into a Voting Agreement prior to Mr. Fortune’s death whereby both parties agreed to vote their shares in favor of the proposed transaction.

In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith on the Introduction page, page 4 and page 30 of the Revised Preliminary Proxy Statement to amend the definition of Acquiror Filing Persons to include the Fortune Interests, on page 30 to include the disclosures required by Item 1014 of Regulation M-A, as well as adding the Trustee to the Securities Ownership table on page 20.

Comment 3.	Please provide your analysis as to whether Old National Bank, which may enforce its security interest in the Fortune Interests under Mr. Fortune’s Estate’s loan, is an affiliate engaged in the Rule 13e-3 transaction.

Response:	Old National Bank (the “Bank”) is not an affiliate engaged in the Rule 13e-3 transaction. An affiliate of an issuer is defined as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. Because a forbearance agreement has been drafted and is awaiting execution, wherein the Bank no longer has the right to acquire ownership of the securities owned by the Fortune Interests, the Registrant has determined that the Bank is not an affiliate. Additionally, the Bank has agreed to release the collateral in its entirety upon the closing of the subject transaction.

Comment 4.	We note your response to comment 8. Please clarify in your disclosure why the Fortune Interests will receive $7 million in cash and $6.3 million in promissory note, as disclosed on the bottom of page 18. Your response and annex D-2 indicate that the Fortune Interests will receive $6 million in cash and a $7.3 million promissory note. Further, please incorporate your response to comment 8 into your disclosure.

Securities and Exchange Commission March 28, 2013 Page 3

Response:	The cash payable to the Fortune Interests increased by $1 million since the initial filing due to Mr. Fortune’s request to sell his remaining 20% interest in his existing common stock to CEP. Mr. Fortune elected to receive the additional $1 million cash in lieu of retaining a 20% interest in the surviving entity as a result of a) significant deterioration of Mr. Fortune’s health subsequent to signing the initial agreement included in the prior filing, b) Mr. Fortune’s realization of his inability to participate in managing the Company due to such health deterioration and c) both parties to the agreement along with the financial institution financing the buy-out, in concurrence that the $1 million increase was at the top end of what the Company could reasonably service based on the projected cash of the surviving entity following closure of the deal; and additionally Mr. Fortune’s agreement to accept the revised consideration due to the aforementioned reasons cited in a) and b) above.

As a result of this change, the Fortune Interests agreed to collateralize a $1,000,000 letter of credit with a bank not associated with this transaction for a workers’ compensation arrangement with the Company. Therefore, Rollover Shareholders agreed to pay the Fortune Interests an additional $1 million at closing. The credit facility with Capstar Bank of $8.8 million (commitment letter most recently dated January 14, 2013) was originally, and subsequently to be used as follows:

Before $1 million change noted above:
Paid to Mr. Fortune Estate at closing:	$6,000,000
Secure letter of credit 1:	$1,800,000
Secure letter of credit 2:	$1,000,000

Total Credit facility:	$8,800,000

After $1 million change noted above:
Paid to Mr. Fortune Estate at closing**:	$7,000,000
Secure letter of credit 1:	$1,800,000
Secure letter of credit 2**:	$0

Total Credit facility:	$8,800,000

**As noted above, the Fortune Estate agreed to secure a separate letter of credit with a different bank due to the additional $1 million cash paid to them at closing.

Additionally, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on Page 17 and the addition of the Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement as Annex D-4 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 5.	Please move the Special Factors section so that it precedes the Risk Factors.

Securities and Exchange Commission March 28, 2013 Page 4

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 21 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 6.	In your disclosure, please address the relevance of the fact that the determinations of the board of directors and the Acquiring Filing Persons appear to now be over one year old. Disclose whether any of the filing persons intend to update their analyses.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed on page 33 of the Revised Preliminary Proxy Statement on Schedule 14A.

Securities Ownership of Fortune Industries, Inc., page 21

Comment 7.	Please disclose who has beneficial ownership of the securities held by the Trust.

Response:	The Carter M. Fortune Living Trust (the “Trust”) is the beneficial owner of all of the late Mr. Fortune’s shares of Company Common Stock. The Trustee of the Carter M. Fortune Living Trust (the “Trust”) is Carolynn V. Hill, who is also the General Counsel of the Registrant (the “Trustee”). The Trustee is the beneficial owner of the securities owned by the Trust; however, the Trustee does not have voting control over the subject transaction, as the late Carter Fortune and CEP entered into a Voting Agreement prior to Mr. Fortune’s death whereby both parties agreed to vote their shares in favor of the proposed transaction.

In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith on the Securities Ownership table on page 20 of the Revised Preliminary Proxy Statement.

Background, page 22

Comment 8.	Please disclose the fees paid to each of Rodefer Moss and Double Eagle.

Response:	In response to the Staff’s comment, please see the corresponding revisions as filed contemporaneously herewith on pages 22 and 23 of the Revised Preliminary Proxy Statement.

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 31

Comment 9.	We note your response to comment 13. The last paragraph on page 31 states “In making their determination that the Merger is substantively fair to the Unaffiliated Shareholders, the Rollover Shareholders considered the following material positive factors, among others.” However, this determination should be made by the Acquiror Filing Persons. Please revise.

Securities and Exchange Commission March 28, 2013 Page 5

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 30 of the Revised Preliminary Proxy Statement on Schedule 14A.

Fairness Opinion of Kraft Analytics, LLC, page 34

Comment 10.	We note your response to comment 21 and disclosure in the second paragraph on page 35. Please revise to state whether any material changes have occurred in the projections or assumptions upon which Kraft based its opinion or are anticipated to occur before your security holder meeting.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 34 of the Revised Preliminary Proxy Statement on Schedule 14A.

Future Cash Flow Analysis, page 38

Comment 11.	We note your response to comment 17 and reissue it again. It is not clear whether the projections filed as an exhibit to the Schedule 13E-3 are the projections used for purposes of this analysis. We note for example that projections under three scenarios appear to have been provided to Kraft (i.e. a base, upside and downside case.) Please revise your disclosure to include all of the detailed projections provided by management and used by Kraft to calculate future cash flow analysis under each scenario. Please include the information necessary to understand management’s conclusory estimation that there is a 50% chance of achieving the base case, and a 25% chance of achieving either an upside or downside case.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 37 of the Revised Preliminary Proxy Statement on Schedule 14A, and as Exhibit (c)(3) to the Schedule 13E-3.

Financing Obtained by Parent in Connection with the Merger, page 43

Comment 12.	We note your response to comment 24 and revised disclosure. Please revise to disclose how the $7 million in borrowings from the senior lending will be disbursed. Further, disclose how the bank will release the lien on the Fortune Interests when the principle due is $8.9 million and you state the bank will receive $6 million in cash.

Securities and Exchange Commission March 28, 2013 Page 6

Response:	As of the date of this filing, the (Proposed Forbearance Agreement) remains in draft form. The last executed version of the Amended and Restated Credit Agreement (Mr. Fortune’s Estate Loan) was effective as of April 6, 2011 and signed on May 31, 2011 with Indiana Bank and Trust, which was subsequently acquired by Old National Bank in 2012. Terms of Mr. Fortune’s Estate Loan is segregated into two components, “Replacement Loan A” and “Replacement Loan B”. The maturity date of Mr. Fortune’s Estate Loan or both replacement loans was April 30, 2012. The first component, “Replacement Loan A” bears interest at the greater of (a) the Prime Rate plus fifty basis points (0.5%), or (b) four hundred fifty basis points (4.5%), with a default rate of an additional three hundred basis points (3.0%). The entire principal balance of $3,404,348 is in technical default as of February 22, 2013. The second component, “Replacement Loan B” bears interest at the greater of (a) the Prime Rate plus fifty basis points (0.5%), or (b) four hundred seventy five basis points (4.75%), with a default rate of an additional three hundred basis points (3.0%). The entire principal balance of $8,958,693 is in technical default as of February 22, 2013. Mr. Fortune’s preferred and common stock serves as collateral for the loans as well as other personal assets as defined in the agreement. Section 8.8 of Mr. Fortune’s Estate Loan states “If the Borrowers have not repaid the Obligation in full on or before April 30, 2012, the Borrowers agree that they will use their best efforts to sell FFI at that time”. Mr. Fortune’s Estate Loan has been filed as an exhibit per your request. The Proposed Forbearance Agreement will be filed as an exhibit upon completion of the document between Old National Bank and Mr. Fortune’s Estate.

The $7 million of borrowing from the senior lending will be paid to the following interests:

•	$6 million to Old National Bank
•	$1 million to Mr. Fortune’s Estate.

The $1 million paid to Mr. Fortune’s estate is used to secure a letter of credit the Company has with Key Bank related to a workers compensation requirement with the Company’s Brentwood, Tennessee division. Prior to his death, Mr. Fortune guaranteed the letter of credit. However, after Mr. Fortune’s death, the financial institution changed the requirement from a guarantee to actually depositing $1 million of cash into the bank’s account. Mr. Fortune’s Estate agreed to fulfill the bank’s request and secured the $1 million letter of credit to ensure the Company would have sufficient cash necessary to secure the many components of this transaction.

Under the terms of the Proposed Forbearance Agreement and upon disbursement of the $6 million to Old National Bank (ONB) received at closing, ONB proposes to restructure Replacement loans “A” ($3,404,348 balance) and “B” ($8,958,693 balance) noted above as such:

Securities and Exchange Commission March 28, 2013 Page 7

Replacement loan A balance prior to closing:	$3,404,348
Replacement loan B balance prior to closing:	$8,958,693

Subtotal due prior to closing:	$12,363,041

Less $6 million paid to ONB at closing:	$(6,000,000)

Remaining Loan Obligation:	$6,363,041	(a)

Pursuant to Sections 8.4 “FFI Merger” and 8.5, “Release of Collateral upon closing of FFI Merger” in the ONB Proposed Forbearance Agreement; upon the completion of the FFI Merger and the Bank’s receipt of the FFI Shares Proceeds therefrom, the Bank shall execute and deliver to the Borrower release of certain personal assets and the release of FFI Shares. FFI Shares consist of 7,344,687 shares of Company Common Stock and 296,180 shares of Class C Preferred Stock previously owned by the late Mr. Fortune and currently held by Mr. Fortune’s Estate. Further, pursuant to the Proposed Forbearance Agreement, the remaining loan obligation of $6,363,041(a) after payment of the $6,000,000 at closing will be restructured into a different obligation between Mr. Fortune’s Estate and Old National Bank with only certain personal assets of Mr. Fortune’s Estate held as collateral for this restructured loan. FFI shares will be released upon payment of the $6,000,000 at closing of the FFI merger as previously stated and will not be included as collateral in this new obligation.

Additionally, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith on page 40 of the Revised Preliminary Proxy Statement on Schedule 14A.

Comment 13.	As requested in comment 24, please also file as exhibits to your Schedule 13E-3 all agreements entered into in connection with the Fortune Interests financing that relate to securities of the company.

Response:	In response to the Staff’s comment, please see Mr. Fortune’s Estate’s Loan and the Commitment Letter from Capstar Bank as filed contemporaneously herewith as Annexes H and J, respectively, to the Revised Preliminary Proxy Statement on Schedule 14A. Once the Proposed Forbearance Agreement has been executed, the Company will amend its filing to include the executed document.

• • •

We appreciate the Staff’s review of the foregoing material. Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (615) 665-9060.

Securities and Exchange Commission March 28, 2013 Page 8

Sincerely,
FORTUNE INDUSTRIES, INC.

By: /s/ Randy Butler
Randy Butler
Chief Financial Officer

Enclosures

cc:	Jeffrey B. Bailey, Esq., Counsel to Fortune Industries, Inc.

Trace Blankenship, Esq., Counsel to CEP, Inc.

In connection with the responses by Fortune Industries, Inc. (the “Registrant”) dated March 28, 2013, to the comments of the Securities and Exchange Commission Staff dated March 15, 2013, to the Amendment No. 2 to Registrant’s Schedule 13E-3 filed on March 8, 2013 and Registrant’s Revised Preliminary Proxy Statement on Schedule 14A, filed on March 8, 2013, the undersigned acknowledge the following:

1.	The Registrant or filing person is responsible for the adequacy and accuracy of the disclosure of the filing;

2.	Securities and Exchange Commission Staff comments or changes to disclosures by the Registrant in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Registrant or filing person may not assert Securities and Exchange Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORTUNE INDUSTRIES, INC. By: /s/ Tena Mayberry Tena Mayberry, President
CEP, INC. By: /s/ Tena Mayberry Tena Mayberry, President
CEP MERGER SUB, INC. By: /s/ Tena Mayberry Tena Mayberry, President

/s/ Tena Mayberry Tena Mayberry, individually
/s/ Randy Butler Randy Butler, individually
/s/ Carolynn V. Hill The Carter M. Fortune Living Trust by Carolynn V. Hill, Trustee